Exhibit 99.2

MICHAEL KORS HOLDINGS LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

JUNE 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included as part of this interim report. This report contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as “may,” “expect,” “anticipate,” “estimate,” “seek,” “intend,” “believe” or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, capital expenditures, research and development expenses, general and administrative expenses, capital resources, new stores, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed in this report that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review “Note Regarding Forward-looking Statements” and the risk factors set forth under “Risk Factors” in our Annual Report on Form 20-F filed on June 12, 2012 with the Securities and Exchange Commission.

Overview

Our Business

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 31 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 85 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. As of June 30, 2012, our retail segment included 204 North American retail stores, including concessions, and 49 international retail stores, including concessions, in Europe and Japan. As of June 30, 2012, our wholesale segment included wholesale sales through approximately 2,061 department store and specialty store doors in North America and wholesale sales through approximately 748 department store and specialty store doors internationally (department stores as they are referred to here are comprised of full-price department stores only). Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. During the first three months of Fiscal 2013, our licensing segment accounted for approximately 4.2% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world. In 2004, we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel, and addresses the significant demand opportunity in accessible luxury goods. Taken together, our two collections target a broad customer base while retaining a premium luxury image.

As of August 10, 2012, we had 193,324,151 ordinary shares outstanding.

Certain Factors Affecting Financial Condition and Results of Operations

Costs of Manufacturing. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. These fluctuations may have a material impact on our sales, results of operations and cash flows to the extent they occur. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs to our products.

Demand for Our Accessories and Related Merchandise. Our performance is affected by trends in the luxury goods industry, as well as shifts in demographics and changes in lifestyle preferences. Currently, demand for our products is predicted to grow. According to the Altagamma Studies*, demand for the worldwide luxury goods industry is predicted to grow from approximately $250.2 billion in 2011 to between $307.8 billion and $314.4 billion in 2014. We believe that we are well positioned to capitalize on the continued growth of the accessories product category, as it is one of our primary product category focuses.

*	Comprised of: the Luxury Goods Worldwide Market Monitor, Spring 2012 Update, Luxury Goods Worldwide Market Study, 2011, Luxury Goods Worldwide Market Study Spring 2011 Update, the Luxury Goods Worldwide Market Study, and the Altagamma 2006 Worldwide Markets Monitor (together, the “Altagamma Studies”). These studies were prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. The Altagamma Studies analyze the global luxury goods market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All figures derived from the Altagamma Studies are based on an exchange rate of $1.31 to €1.00.

Segment Information

We generate revenue through three business segments: retail, wholesale and licensing. The following table presents our revenue and income from operations by segment for the three months ended June 30, 2012 and July 2, 2011 (in thousands):

	Three Months Ended
	June 30, 2012	July 2, 2011

Revenue:
Net sales: Retail	$215,004	$122,344
Wholesale	182,366	109,938
Licensing	17,495	10,844

Total revenue	$414,865	$243,126

Income from operations:
Retail	$59,879	$27,922
Wholesale	40,718	10,868
Licensing	11,346	6,186

Income from operations	$111,943	$44,976

Retail

From the beginning of Fiscal 2007, when we first undertook our major retail growth initiative, through June 30, 2012, we have leveraged our successful retail store formats by opening a total of 243 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 194 stores, as well as increasing our international store count by 49 stores.

The following table presents the growth in our network of retail stores during the three months ended June 30, 2012 and July 2, 2011:

	Three Months Ended
	June 30, 2012	July 2, 2011
Full price retail stores including concessions:
Number of stores	168	119
Increase during period	10	6
Percentage increase vs. prior period	6.3%	5.3%
Total gross square footage	343,884	237,235
Average square footage per store	2,047	1,994

Outlet stores:
Number of stores	85	58
Increase during period	6	5
Percentage increase vs. prior period	7.6%	9.4%
Total gross square footage	235,788	160,883
Average square footage per store	2,774	2,774

Wholesale

We sell our products directly to department stores across North America and Europe to accommodate consumers who prefer to shop at major department stores. In addition, we sell to specialty stores for those consumers who enjoy the boutique experience afforded by such stores. We continue to focus our sales efforts and drive sales in existing locations by enhancing presentation, primarily through the creation of more shop-in-shops with our proprietary fixtures that effectively communicate our brand and create a more personalized shopping experience for consumers. We tailor our assortments through wholesale product planning and allocation processes to better match the demands of our department store customers in each local market.

The following table presents the growth in our network of full-price wholesale doors, which include department store and specialty store doors, during the three months ended June 30, 2012 and July 2, 2011:

	Three Months Ended
	June 30, 2012	July 2, 2011
Number of full-price wholesale doors	2,809	2,108
Increase during period	132	76
Percentage increase vs. prior period	4.9%	3.7%

Licensing

We generate revenue through product and geographic licensing arrangements. Our product license agreements allow third parties to use our brand name and trademarks in connection with the manufacturing and sale of a variety of products, including watches, fragrances, eyewear and jewelry. In our product licensing arrangements, we take an active role in the design process, marketing and distribution of products under our brands. Our geographic licensing arrangements allow third parties to use our tradenames in connection with the retail and/or wholesale sales of our branded products in specific geographic regions.

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in thousands):

	Three Months Ended
	June 30, 2012	July 2, 2011
Total revenue	$414,865	$243,126
Gross profit as a percent of total revenue	60.5%	56.3%
Income from operations	$111,943	$44,976
Retail net sales- North America	$192,110	$112,926
Retail net sales- Europe	$18,565	$7,924
Retail net sales- Japan	$4,329	$1,494
Increase in comparable store net sales- North America	38.4%	46.4%
Increase in comparable store net sales- Europe	24.2%	10.2%
Increase in comparable store net sales- Japan *	20.6%	n/a

Wholesale net sales- North America	$167,544	$101,998
Wholesale net sales- Europe	$14,822	$7,940

*	Where n/a is used, stores in that region were not open for the requisite comparable period.

General Definitions for Operating Results

Net sales consist of sales from comparable retail stores and non-comparable retail stores, net of returns and markdowns, as well as those made to our wholesale customers, net of returns, discounts, markdowns and allowances.

Comparable store sales include sales from a store that has been opened for one full year after the end of the first month of its operations. All comparable store sales are presented on a 52-week basis.

Licensing revenue consists of fees charged on sales of licensed products to our licensees as well as contractual royalty rates for the use of our trademarks in certain geographic territories.

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts for purchase commitments.

Gross profit is total revenue (net sales plus licensing revenue) minus cost of goods sold.

Selling, general and administrative expenses consist of warehousing and distribution costs, rent for our distribution centers, store payroll, store occupancy costs (such as rent, common area maintenance, real estate taxes and utilities), information technology and systems costs, corporate payroll and related benefits, advertising and promotion expense and other general expenses.

Depreciation and amortization includes depreciation and amortization of fixed and definite-lived intangible assets.

Impairment charges consist of charges to write-down both fixed and intangible assets to fair value.

Income from operations consists of gross profit minus total operating expenses.

Interest expense represents interest and fees on our revolving credit facility (“Credit Facility”) and amortization of deferred financing costs, offset by interest earned on highly liquid investments (investments purchased with an original maturity of three months or less, classified as cash equivalents).

Foreign currency gain represents unrealized income or loss from the re-measurement of monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries.

Results of Operations

Comparison of the three months ended June 30, 2012 with the three months ended July 2, 2011

The following table details the results of our operations for the three months ended June 30, 2012 and for the three months ended July 2, 2011, and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

					% of Total Revenue for the three months ended June 30, 2012	% of Total Revenue for the three months ended July 2, 2011
	Three Months Ended
	June 30, 2012	July 2, 2011	$ Change	% Change

Statement of Operations Data:
Net sales	$397,370	$232,282	$165,088	71.1%
Licensing revenue	17,495	10,844	6,651	61.3%

Total revenue	414,865	243,126	171,739	70.6%
Cost of goods sold	163,865	106,157	57,708	54.4%	39.5%	43.7%

Gross profit	251,000	136,969	114,031	83.3%	60.5%	56.3%
Selling, general and administrative expenses	126,002	83,492	42,510	50.9%	30.4%	34.3%
Depreciation and amortization	13,055	8,501	4,554	53.6%	3.1%	3.5%

Total operating expenses	139,057	91,993	47,064	51.2%	33.5%	37.8%

Income from operations	111,943	44,976	66,967	148.9%	27.0%	18.5%
Interest expense, net	435	671	(236)	-35.2%	0.1%	0.3%
Foreign currency (gain) loss	(375)	1,507	(1,882)	-124.9%	-0.1%	0.6%

Income before provision for income taxes	111,883	42,798	69,085	161.4%	27.0%	17.6%
Provision for income taxes	43,238	18,683	24,555	131.4%	10.4%	7.7%

Net income	$68,645	$24,115	$44,530	184.7%

Total Revenue

Total revenue increased $171.7 million, or 70.6%, to $414.9 million for the three months ended June 30, 2012, compared to $243.1 million for the three months ended July 2, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our licensing revenue.

The following table details revenues for our three business segments (dollars in thousands):

			$ Change	% Change	% of Total Revenue for the three months ended June 30, 2012	% of Total Revenue for the three months ended July 2, 2011
	Three Months Ended
	June 30, 2012	July 2, 2011
Revenue:
Net sales: Retail	$215,004	$122,344	$92,660	75.7%	51.8%	50.3%
Wholesale	182,366	109,938	72,428	65.9%	44.0%	45.2%
Licensing	17,495	10,844	6,651	61.3%	4.2%	4.5%

Total revenue	$414,865	$243,126	$171,739

Retail

Net sales from our retail stores increased $92.7 million, or 75.7%, to $215.0 million for the three months ended June 30, 2012, compared to $122.3 million for the three months ended July 2, 2011. We operated 253 retail stores, including concessions, as of June 30, 2012, compared to 177 retail stores, including concessions, as of July 2, 2011. During the three months ended June 30, 2012, our comparable store sales growth increased $44.5 million, or 37.3%, from the three months ended July 2, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line during the three months ended June 30, 2012. In addition, our non-comparable store sales were $48.2 million during the three months ended June 30, 2012, which was primarily the result of opening 76 new stores since July 2, 2011.

Wholesale

Net sales to our wholesale customers increased $72.4 million, or 65.9%, to $182.4 million for the three months ended June 30, 2012, compared to $109.9 million for the three months ended July 2, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the three months ended June 30, 2012, as we continue to enhance our presence in department and specialty stores by converting more doors to shop-in-shops, and in continuing our expansion of our European operations. Net sales from our European operations increased approximately 86.6% during the three months ended June 30, 2012 compared to the three months ended July 2, 2011, due largely to an increase in full-price doors to 748 from 373 in the same period last year.

Licensing

Revenues earned on our licensing agreements increased $6.7 million, or 61.3%, to $17.5 million for the three months ended June 30, 2012, compared to $10.8 million for the three months ended July 2, 2011. The increase in licensing revenue was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $114.0 million, or 83.3%, to $251.0 million during the three months ended June 30, 2012, compared to $137.0 million for the three months ended July 2, 2011. Gross profit as a percentage of total revenue increased to 60.5% during the three months ended June 30, 2012, compared to 56.3% during the three months ended July 2, 2011. The increase in profit margin resulted from increases in gross profit margin from our retail and wholesale segments of approximately 300 and 520 basis points, respectively. The increase in profit margin on our retail segment resulted primarily from decreases in in-store markdowns and discounts given during the quarter ended June 30, 2012 as compared to the quarter ended July 2, 2011. The increase in profit margin on our wholesale segment largely resulted from a decrease in discounts and allowances given on our accessories product line during the quarter ended June 30, 2012 as compared to the quarter ended July 2, 2011.

Total Operating Expenses

Total operating expenses increased $47.1 million, or 51.2%, to $139.1 million during the three months ended June 30, 2012, compared to $92.0 million for the three months ended July 2, 2011. Total operating expenses decreased to 33.5% as a percentage of total revenue for the three months ended June 30, 2012, compared to 37.8% for the three months ended July 2, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $42.5 million, or 50.9%, to $126.0 million during the three months ended June 30, 2012, compared to $83.5 million for the three months ended July 2, 2011. The increase was primarily due to increases in our retail occupancy and salary costs of $24.8 million, and increases in corporate employee-related costs of $12.3 million. The increase in our retail occupancy and payroll costs was due to operating 253 retail stores versus 177 retail stores in the prior period. The increase in our corporate employee-related costs was due primarily to an increase in our corporate staff to accommodate our North American and international growth, as well as to compensation expense related to equity grants of approximately $5.0 million. There was no equity compensation expense recognized during the quarter ended July 2, 2011, as an initial public offering had not yet occurred, which was a vesting requirement for those grants outstanding at that time. Selling, general and administrative expenses as a percentage of total revenue decreased to 30.4% during the three months ended June 30, 2012, compared to 34.3% for the three months ended July 2, 2011. The decrease as a percentage of total revenue was primarily due to achieving economies of scale during the three months ended June 30, 2012, as compared to the three months ended July 2, 2011, as our revenue is increasing at a greater rate relative to our fixed costs.

Depreciation and Amortization

Depreciation and amortization increased $4.6 million, or 53.6%, to $13.1 million during the three months ended June 30, 2012, compared to $8.5 million for the three months ended July 2, 2011. Increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 3.1% as a percentage of total revenue during the three months ended June 30, 2012, compared to 3.5% for the three months ended July 2, 2011.

Income from Operations

As a result of the foregoing, income from operations increased $67.0 million, or 148.9%, to $111.9 million during the three months ended June 30, 2012, compared to $45.0 million for the three months ended July 2, 2011. Income from operations as a percentage of total revenue increased to 27.0% during the three months ended June 30, 2012, compared to 18.5% for the three months ended July 2, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

			$ Change	% Change	% Net Sales/ Revenue for the three months ended June 30, 2012	% Net Sales/ Revenue for the three months ended July 2, 2011
	Three Months Ended
	June 30, 2012	July 2, 2011
Income from operations:
Retail	$59,879	$27,922	$31,957	114.5%	27.9%	22.8%
Wholesale	40,718	10,868	29,850	274.7%	22.3%	9.9%
Licensing	11,346	6,186	5,160	83.4%	64.9%	57.0%

Income from operations	$111,943	$44,976	$66,967	148.9%

Retail

Income from operations for our retail segment increased $32.0 million, or 114.5%, to $59.9 million during the three months ended June 30, 2012, compared to $27.9 million for the three months ended July 2, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 5.1% as a percentage of net retail sales to 27.9% during the three months ended June 30, 2012. The increase in retail income from operations as a percentage of net sales was due primarily to the increase in gross profit margin during the three months ended June 30, 2012, as compared to the three months ended July 2, 2011, as described in the gross profit discussion above. In addition, net sales increased at a greater rate relative to fixed costs during the quarter ended June 30, 2012, as compared to the quarter ended July 2, 2011, resulting in a 2.0% decrease in operating expenses as a percentage of net sales.

Wholesale

Income from operations for our wholesale segment increased $29.9 million, or 274.7%, to $40.7 million during the three months ended June 30, 2012, compared to $10.9 million for the three months ended July 2, 2011. Income from operations as a percentage of net sales for the wholesale segment increased 12.4% as a percentage of net wholesale sales to 22.3% during the three months ended June 30, 2012. This increase as a percentage of net sales was primarily the result of the increase in gross profit margin, as described in the gross profit discussion above, as well as a decrease in wholesale operating expenses as a percentage of net wholesale sales of approximately 7.2% during the three months ended June 30, 2012, as compared to the three months ended July 2, 2011, as the increase in net sales more than compensated for the increase in fixed expenses.

Licensing

Income from operations for our licensing segment increased $5.2 million, or 83.4%, to $11.3 million during the three months ended June 30, 2012, compared to $6.2 million for the three months ended July 2, 2011. Income from operations as a percentage of licensing revenue for the licensing segment increased 7.9% as a percentage of licensing revenue to 64.9% during the three months ended June 30, 2012. This increase was primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed as compared to the prior comparable period.

Interest Expense

Interest expense decreased $0.2 million, or 35.2%, to $0.4 million during the three months ended June 30, 2012, compared to $0.7 million for the three months ended July 2, 2011. The decrease in interest expense was attributable primarily to a decrease in interest rates experienced during the quarter ended June 30, 2012, as compared to the quarter ended July 2, 2011.

Foreign Currency (Gain) Loss

Foreign currency gain during the three months ended June 30, 2012 was $0.4 million as compared to foreign currency loss of $1.5 million during the three months ended July 2, 2011. The gain during the three months ended June 30, 2012 was primarily due to the strengthening of the Japanese Yen relative to the U.S. dollar, which impacted the re-measurement of Yen-denominated intercompany loans with certain of our subsidiaries.

Provision for Income Taxes

We recognized $43.2 million of income tax expense during the three months ended June 30, 2012, compared with $18.7 million for the three months ended July 2, 2011. Our effective tax rate for the three months ended June 30, 2012, was 38.6%, compared to 43.7% for the three months ended July 2, 2011. The decrease in our effective tax rate was primarily due to a greater portion of our income being recognized in jurisdictions with lower statutory income tax rates during the three months ended June 30, 2012, as compared to July 2, 2011, as well as an increase in earnings related to certain of our non-U.S. subsidiaries, which are not expected to be profitable for Fiscal 2013. These decreases to our effective tax rate were offset in part by certain discrete items primarily related to adjustments for certain international tax credits and deductions impacting our U.S. federal and state tax provision, which collectively increased the effective tax rate for the three months ended June 30, 2012, by approximately 1.7%.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $44.5 million, or 184.7%, to $68.6 million during the three months ended June 30, 2012, compared to $24.1 million for the three months ended July 2, 2011.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our Credit Facility and available cash and cash equivalents. Our primary use of this liquidity is to fund our ongoing cash requirements, including working capital requirements, global retail store expansion and renovation, construction and renovation of shop-in-shops, investment in information systems infrastructure and expansion of our distribution and corporate facilities. We believe that the cash generated from our operations, together with borrowings available under our Credit Facility and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements. We spent approximately $17.4 million on capital expenditures during the first three months of Fiscal 2013 and expect to spend $150 million to $170 million on capital expenditures during Fiscal 2013. The majority of these expected expenditures relate to new retail store openings planned for the year, with the remainder being used for investments in connection with developing new shop-in-shops, build-out of our new warehouse, corporate offices and enhancing our information systems infrastructure.

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As o f
	June 30, 2012	March 31, 2012
Balance Sheet Data:
Cash and cash equivalents	$162,075	$106,354
Working capital	$372,944	$299,057
Total assets	$787,920	$674,425
Revolving line of credit	$27,667	$22,674

	Three Months Ended
	June 30, 2012	July 2, 2011
Cash Flows Provided By (Used In):
Operating activities	$58,582	$45,925
Investing activities	(17,370)	(9,121)
Financing activities	15,527	—
Effect of exchange rate changes	(1,018)	329

Net increase in cash and cash equivalents	$55,721	$37,133

Cash Provided by Operating Activities

Cash provided by operating activities increased $12.7 million to $58.6 million during the three months ended June 30, 2012, as compared to $45.9 million for the three months ended July 2, 2011. The increase in cash flows from operating activities is primarily due to an increase in our net income, offset, in part, by a decrease in changes to our accounts receivable and an increase in cash outflows on our inventory during the three months ended June 30, 2012 as compared to the three months ended July 2, 2011. The decrease in the change to our accounts receivable was largely the result of a delay in shipments during the fourth fiscal quarter of 2012, as a result of disruptions in our west coast distribution facilities due to our warehouse consolidation, which shipped during the quarter ended June 30, 2012, and consequently had no impact to the ending Fiscal 2012 trade accounts receivable balance. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales for the three months ended June 30, 2012, as well as in anticipation for our inventory needs for the following fiscal 2013 quarter (second fiscal quarter), based on our growing sales and expected increase in shop-in-shop conversions, which typically require significantly greater inventory levels than that of a non-shop wholesale door.

Cash Used in Investing Activities

Net cash used in investing activities increased $8.2 million to $17.4 million during the three months ended June 30, 2012, as compared to $9.1 million during the three months ended July 2, 2011. The increase in cash used in investing activities is primarily the result of the build-out of our new retail stores, which were constructed during the three months ended June 30, 2012, and shop-in-shops we installed during the three months ended June 30, 2012. In addition, we undertook certain technology initiatives during the quarter ending June 30, 2012, related to distribution system enhancements and various other improvements to our infrastructure.

Cash Provided by Financing Activities

Net cash provided by financing activities was $15.5 million in the three months ended June 30, 2012. There were no cash flows related to financing activities during the three months ended July 2, 2011. The cash flows from financing activities during the quarter ended June 30, 2012, were primarily comprised of net borrowings on our Credit Facility of $6.6 million, and proceeds from the exercise of employee share options of approximately $2.6 million.

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. Pursuant to such amendment, the Credit Facility provides for up to $100.0 million of borrowings, and expires on September 15, 2015. The agreement also provides for loans and letters of credit to our European subsidiaries of up to $35.0 million. All other terms and conditions under the Credit Facility remained consistent with the original agreement. The Credit Facility provides for aggregate credit available equal to the lesser of (i) $100.0 million, or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), restrict and limit additional indebtedness, and restrict the incurrence of additional liens and cash dividends. As of the three months ended June 30, 2012, we were in compliance with all of our covenants covered under the agreement.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the revolving credit facility was 2.94% during the three months ended June 30, 2012. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of June 30, 2012, the amount outstanding under the Credit Facility was $27.7 million, and the amount available for future borrowings was $17.8 million. The largest amount borrowed during the three months ended June 30, 2012 was $31.7 million. At June 30, 2012, there were documentary letters of credit outstanding of approximately $42.5 million, and stand-by letters of credit of $11.5 million.

Contractual Obligations and Commercial Commitments

As of June 30, 2012, our lease commitments and contractual obligations were as follows (in thousands):

Fiscal year ending	Remainder of Fiscal 2013	Fiscal 2014-2015	Fiscal 2016-2017	Fiscal 2018 and Thereafter	Total
Operating leases	$53,607	$145,958	$134,208	257,491	$591,264
Credit Facility	—	—	27,667	—	27,667

	$53,607	$145,958	$161,875	$257,491	$618,931

Operating lease obligations represent the minimum lease rental payments under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to our leased properties for our retail stores.

Credit Facility represents the balance as of June 30, 2012, which although it has a maturity date of September 15, 2015, is classified as a current liability on our consolidated balance sheets due to its revolving nature. In addition, interest on the Credit Facility is excluded from the above table as the amount due in future periods is unknown based on its revolving nature.

Excluded from the above commitments is $2.2 million of long-term liabilities related to uncertain tax positions, due to the uncertainty of the time and nature of resolution.

The above table also excludes amounts included in current liabilities in our consolidated balance sheet as of June 30, 2012, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

We do not have any long-term purchase obligations that represent firm commitments at June 30, 2012.

Research and Development, Patents and Licenses, etc.

We do not conduct research and development activities.

Off-Balance Sheet Arrangements

We have not created, and are not affiliated with, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that have a material impact on our results of operations, financial condition or cash flows based on current information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. Currently we enter into foreign currency forward contracts to manage our foreign currency exposure to the fluctuations of certain foreign currencies. The use of these instruments helps to manage our exposure to our foreign purchase commitments and better control our product costs. Other than these purchase commitments, we do not use these foreign exchange contracts for any other purposes. In addition, we do not use derivatives for speculative purposes.

Foreign Currency Exchange Risk

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of the functional currency relative to the local currency of the supplier on the date of the commitment. As such, we enter into forward currency contracts that generally mature in 18 months or less and are consistent with the related purchase commitments. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability. Although these are derivative contracts to hedge cash flow risks, we do not designate these contracts as hedges for accounting purposes. Accordingly, the changes in the fair value of these contracts at the balance sheet date and upon maturity (settlement) are recorded in our cost of sales or operating expenses, in our consolidated statement of operations, as applicable to the transactions for which the forward exchange contracts were established.

We perform a sensitivity analysis to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in U.S. dollar against foreign exchange rates. Based on all foreign currency exchange contracts outstanding as of June 30, 2012, a 10% devaluation of the U.S. dollar compared to the level of foreign currency exchange rates for currencies under contract as of June 30, 2012 would result in a decrease of approximately $6.9 million of net unrealized foreign currency loss. Conversely, a 10% appreciation of the U.S. dollar would result in an increase approximately of $6.9 million of net unrealized gains.

Interest Rate Risk

We are exposed to interest rate risk in relation to our Credit Facility, the balance of which was $27.7 million at June 30, 2012. Our Credit Facility carries interest rates that are tied to LIBOR and the prime rate, and therefore our statements of operations and cash flows are exposed to changes in interest rates. A one percentage point increase in either the prime rate or LIBOR would cause an increase to the interest expense on our Credit Facility of approximately $0.3 million. The balance of our Credit Facility at June 30, 2012 is not indicative of future balances that may be subject to fluctuations in interest rates.